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                             February 4, 2021

       Wenhui Xiong
       Chairman and Chief Executive Officer
       NB Merger Corp.
       Room 801, Building C
       SOHO Square, No. 88
       Zhongshan East 2nd Road, Huangpu District
       Shanghai, 200002, China

                                                        Re: NB Merger Corp.
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed February 4,
2021
                                                            File No. 333-251559

       Dear Mr. Xiong:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 2 to Form S-4 filed February 4, 2021

       Exhibits

   1.                                                   Please file Exhibit
99.1.
       General

   2. We note your response to prior comment 1. We continue to believe that the form of your intended transaction
regarding the PIPE Investment, and the related offer and sale to those investors in connection
with the transactions you seek to register here, appears to be inconsistent with
Section 5. Please revise your disclosure accordingly. Please note we would not object to the
filing of a registration statement covering the resale of the
 Wenhui Xiong
NB Merger Corp.
February 4, 2021
Page 2
      securities to be issued to the PIPE investors.
        You may contact Charles Eastman at (202) 551-3794 or Andrew Blume at
(202) 551-
3254 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Jay Ingram, Legal Branch Chief, at
(202) 551-3397 with any other questions.



                                                          Sincerely,
FirstName LastNameWenhui Xiong
                                                          Division of
Corporation Finance
Comapany NameNB Merger Corp.
                                                          Office of
Manufacturing
February 4, 2021 Page 2
cc:       Giovanni Caruso
FirstName LastName